Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2013

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2013 and 2012:

	2013		2012
	$ million	% of total	$ million	% of total
Time charter-fixed rate	31.9	30%	25.0	25%
Time charter-variable rate (profit-share)	17.2	16%	25.6	26%
Time charter-bareboat	2.3	2%	2.3	2%
Voyage charter-spot market	55.6	51%	39.1	40%
Voyage charter-contract of affreightment	—	0%	—	0%
Pool arrangement	1.0	1%	7.0	7%

Total voyage revenue	108.1	100%	99.0	100%

Voyage revenue earned for the six months ended June 30, 2013 and 2012:

	2013		2012
	$ million	% of total	$ million	% of total
Time charter-fixed rate	61.7	29%	44.3	22%
Time charter-variable rate (profit-share)	36.2	18%	49.8	25%
Time charter-bareboat	4.6	2%	4.6	2%
Voyage charter-spot market	99.9	49%	89.6	45%
Voyage charter-contract of affreightment	—	0%	—	0%
Pool arrangement	3.4	2%	13.0	6%

Total voyage revenue	205.8	100%	201.3	100%

Voyage revenue earned during the three months ended June 30, 2013 was $108.1 million, or 9.1% more than the $99.0 million in the three months ended June 30, 2012. The increase was mostly due to the contribution of the new shuttle tankers, which started their 15-year charters in May and June 2013 respectively. The full income generating ability of these two vessels will begin to appear from the third quarter 2013.

During the second quarter of 2013, the Company operated on average 47.8 vessels compared to 48.0 vessels in the second quarter of 2012. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2012 was 97.9% compared to 96.1% (or 98.2% excluding La Prudencia, which was classified as held for sale), in the second quarter of 2012. The days lost in the second quarter of 2013 relate to the drydocking of panamaxes Maya, Inca and Selecao, a repositioning voyage on handymax Ariadne and off-hire days on Antarctic. The days lost in the second quarter of 2012 primarily relate to the dry-docking of Aegeas, Izumo Princess and Byzantion, and off-hire on La Prudencia. Operating days on pure time-charter without profit share increased by 332 days or 27.2% between the two second quarters, and the amount of revenue earned on such charters increased accordingly by 27.0%. There was a 33.6% decrease in the number of days utilized in profit-share arrangements which totaled 967 compared to 1,456 in the second quarter of 2012, while revenue earned in profit sharing arrangements decreased by 33.0%, in line with the decrease in days, rates earned being at the same levels as in prior year’s second quarter. The number of days in the second quarter of 2013 that vessels were employed on spot and pool voyages increased to 1,732 from 1,521 in the second quarter of 2012, with a commensurate increase in total revenue earned for these two categories.

The market was weak for both the second quarter of 2013 and 2012 and rates for most sectors were not significantly different from those of the second quarter of 2012. This was offset by higher product carrier rates and the partial period contribution provided by the new shuttle tankers.

During the six months ended June 30, 2013, voyage revenue increased by $4.5 million, or 2.2%, compared to revenue achieved in the six months ended June 30, 2012. This was due to improved rates in product carriers, the higher rate earned on the LNG carrier and the introduction of the two DP2 shuttle tankers offset by a decrease in our crude carriers’ rates. For the first six months of 2013, on average 47.0 vessels were operated compared to 48.0 in the first six months of 2012. Since the end of the second quarter of 2012 to June 30, 2013, the Company has sold the VLCCs La Madrina and La Prudencia and has taken delivery of the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014. For the six month periods the utilization achieved was 97.9% in 2013 and 95.4% (97.4% excluding La Prudencia which was held for sale) in 2012. Apart from the lost days of the second quarter, the six month period of 2013 also includes lost days on the dry-docking of Triathlon and repositioning voyages of a few other vessels which changed employment.

The average daily revenue per vessel for the second quarter of 2013, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $18,007 per day compared to $17,714 per day for the previous year’s second quarter. Average daily TCE rate earned for the three and six month periods ended June 30, 2013 and 2012 were:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
LNG carrier	80,500	80,500	80,500	62,946
VLCC	35,500	31,407	35,500	27,553
Suezmax	19,190	21,981	19,338	21,921
DP2 Suezmax	30,862	—	29,108	—
Aframax	13,764	13,335	14,376	15,750
Panamax	14,660	15,578	14,706	15,328
Handymax	14,244	12,866	14,323	12,587
Handysize	14,622	13,079	16,071	13,162

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Voyage revenues	$108,091	$99,046	$205,785	$201,276

Less: Voyage Expenses	(32,417)	(25,576)	(56,944)	(57,888)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910	1,810	1,820

Time charter equivalent revenues	$76,584	$74,380	$150,651	$145,208

Divided by: net earnings (operating) days	4,253	4,199	8,328	8,334
Average TCE per vessel per day	$18,007	$17,714	$18,090	$17,424

Commissions

Commissions amounted to $4.1 million, or 3.8% of voyage revenue, during the quarter ended June 30, 2013, compared to $1.5 million, or 1.5% of voyage revenue, for the quarter ended June 30, 2012. For the six month period ended June 30, 2013, commissions amounted to $7.9 million or 3.8% of voyage revenue compared to $5.2 million or 2.6% of voyage revenue in the corresponding period of 2012. The overall increase in both periods was primarily due to a positive correction, in the second quarter of 2012, of amounts accrued, accumulated over several years, no longer considered payable.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2013 and 2012:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	21.6	18.5	16.8%	13,174	18,340	(28.2)%
Port and other expenses	10.8	7.1	52.7%	6,580	7,008	(6.1)%

Total	32.4	25.6	26.7%	19,754	25,348	(23.1)%

Voyage expenses for the six months ended June 30, 2013 and 2012:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	38.8	41.1	(5.6)%	13,290	19,420	(31.5)%
Port and other expenses	18.1	16.8	8.0%	6,204	7,925	(21.7)%

Total	56.9	57.9	(1.6)%	19,494	27,345	(28.7)%

The amount of voyage expenses is highly dependent on the voyage patterns followed. Part of the change between quarters can generally be explained by changes in the total operating days the fleet operated on spot charter. Voyage expenses were $32.4 million during the quarter ended June 30, 2013, compared to $25.6 million during the prior year’s second quarter, a 26.7% increase. The number of days that the vessels were employed on spot in the second quarter of 2013 was 1,641 compared to 995 in the prior year’s second quarter, a 64.9% increase. In the first six months of 2013, there was a 38.9% increase, from 2,103 days in the first six months of 2012 to 2,921 days in the first six months of 2013. The increase in bunkering expenses between the second quarter of 2013 and 2012 is mainly due to the increased number of days the fleet operated in types of employment bearing voyage expenses, offset by a decrease of 10.7% in the bunker prices paid. For the six month periods, the volume of the bunkers consumed was significantly higher in the first half of 2013 than in the first half of 2012, for the same reasons discussed above, offset by the decrease of bunker prices paid by 10.5% between the corresponding six month periods. Port and other expenses increased by 52.7% between the three month periods due to the increased number of days the vessels operated in spot and higher prices paid in the various ports visited. For the six months period port and other expenses increased by only 8.0%, for similar reasons, but offset by the absence of the two VLCCs which were sold at the end of 2012.

Vessel operating expenses

Operating expenses for the three months ending June 30, 2013 and 2012:

	Operating expenses			Average daily operating expenses per vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	19.5	17.9	8.8%	4,589	4,196	9.4%
Insurances	3.8	4.1	(6.2)%	896	951	(5.7)%
Repairs and maintenance, and spares	3.5	4.6	(23.7)%	820	1,069	(23.3)%
Stores	2.2	1.5	47.2%	522	353	47.9%
Lubricants	1.1	1.5	(28.9)%	249	349	(28.5)%
Other (quality and safety, taxes, registration fees, communications)	2.8	2.5	10.9%	652	587	11.1%

Total	32.9	32.1	2.5%	7,728	7,505	3.0%

Earnings capacity days excluding vessel on bare-boat charter				4,255	4,277

Operating expenses for the six months ending June 30, 2013 and 2012:

	Operating expenses			Average daily operating expenses per vessel
	2013	2012		2013	2012
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	37.8	37.0	2.0%	4,535	4,327	4.8%
Insurances	6.9	7.7	(10.8)%	828	904	(8.4)%
Repairs and maintenance, and spares	7.5	10.0	(25.6)%	896	1,173	(23.6)%
Stores	4.3	3.5	23.6%	522	412	27.0%
Lubricants	2.6	3.2	(17.6)%	313	370	(15.4)%
Other (quality and safety, taxes, registration fees, communications)	5.1	6.1	(16.5)%	616	721	14.6%

Total operating expenses	64.2	67.7	(5.1)%	7,710	7,906	(2.5)%

Earnings capacity days excluding vessel on bare-boat charter				8,326	8,554

Vessel operating expenses include crew expenses, insurance, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium).

Earnings capacity days for the three month period ended June 30, 2012, excluding Millennium, decreased marginally by 22 days or 0.5% and for the six month period ended June 30, 2013, decreased by 228 days or 2.7%. As a percentage of voyage revenues, operating expenses were 30.4% in the second quarter of 2013 and 32.4% in the second quarter of 2012. In the six month periods operating expenses as a percentage of voyage revenues were 31.2% in the first six months of 2013 and 33.6% in the first six months of 2012.

Repairs, spares and maintenance expenses were lower by 23.7% in the second quarter of 2013 compared to the second quarter of 2012. In both quarters there were three vessels undergoing dry-docking, Selecao, Maya and Inca (which finished in the third quarter of 2013) and Izumo Princess, Aegeas and Byzantion in the second quarter of 2012. Two of the three dry-dockings in the second quarter of 2013 were performed in Panama incurring lower non-deferrable repair costs compared to the costs incurred in European yards for all the three dry-dockings in the second quarter of 2012. In the first half of 2013, repairs and maintenance expenses were significantly lower as in the first quarter of 2012 a further four vessels underwent dry-docking, including the first dry-docking on the LNG carrier, Neo Energy, compared to only one dry-docking in the first quarter of 2013.

There was an 1.8% weakening of the U.S. dollar in the second quarter of 2013 compared to the second quarter of 2012, and an 1.2% weakening of the U.S. dollar between the equivalent six month periods. This slight depreciation mainly impacted crew costs, as over 50% of crew expenses, relating mainly to Greek officers, are denominated in Euro. However the impact of the exchange rate movement was largely offset as crew expenses were increased due to payment of extra bonuses to crew members. The depreciation of U.S. dollar also impacted repairs, spares, stores and maintenance expenses as approximately a third of those expenses was paid in Euro. Apart from the slight depreciation of the U.S. dollar the main reason for the increase of stores in both the three and six months periods was the building up of vessels’ required stores. Other operating expenses were lower in the first six months of 2013 compared to the equivalent period of 2012, as a result of decreased security and protection expenses against piracy, depending on the trading routes.

Vessel operating expenses per vessel per day have fallen from an average of $7,906 for the six months ended June 30, 2012, to $7,710 for the six months ended June 30, 2013. A large part of the decline is attributable to TCM using its purchasing power to obtain better prices in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $23.9 million during the quarter ended June 30, 2013 compared to $23.7 million during the quarter ended June 30, 2012, an increase of 1.0%. For the first six months of 2013, depreciation was $46.2 million compared to $47.4 million in the first six months of 2012, a 2.5% decrease. This was primarily due to the reassessment of the residual value of the vessels. Effective October 1, 2012, the estimated scrap value per light weight ton (LWT) was increased to $390 from $300. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The decrease in quarterly depreciation expense is expected at approximately $0.95 million per quarter based on the Company’s fleet as at the year ended December 31, 2012.

Amortization of deferred charges

During both the second quarters of 2013 and 2012, amortization of deferred dry-docking charges was $1.2 million. For the six month period ended June 30, 2013 and 2012, amortization of deferred charges was $2.4 million and $2.3 million respectively. For the most part the total quarterly and six month charge for the respective periods relates almost to the same charges for the same vessels.

Impairment

Our tests did not indicate that an impairment charge was required for any particular vessel at June 30, 2013. At December 31, 2012, it was determined that the carrying value of the VLCC tanker Millennium was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, its carrying value was reduced to fair market at December 31, 2012. Tests performed in the first six months of 2013 did not indicate any need for further impairment charge.

Management fees

Management fees totaled $3.9 million during the quarter ended June 30, 2013, compared to $4.0 million for the quarter ended June 30, 2012, a 2.0% decrease. For the six months ended June 30, 2013, management fees were $7.8 million compared to $8.0 million in the first half of 2012, a 1.7% decrease. In both periods the decrease is due to the reduction of the average fleet size, with the impact of the new shuttle tankers offsetting the departure of the VLCCs since the second quarter of last year.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first six months of 2013 and 2012, all the fleet apart from the LNG carrier is managed by TCM. Since January 1, 2012, monthly fees for operating vessels were $27,500 per month. The monthly fee relating to chartered-in or chartered out on a bareboat basis or for vessels under construction was $20,400. In the first quarter of 2012 Management fees for the LNG carrier were $32,000 per month of which $7,000 were paid to the Management Company and $25,000 to a third party manager. From April 1, 2012 management fees for the LNG carrier are $35,000 of which $10,000 was paid to the Management Company and $25,000 to the third party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month and applied from the delivery of the vessels. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.0 million during both quarters ended June 30, 2013 and 2012. For the six months ended June 30, 2013, general and administrative expenses were $2.1 million compared to $1.8 million during the previous year’s first six months, an increase of 17.8% mainly due to increased professional fees.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,116 for the second quarter of 2013, compared to $1,129 in the second quarter of 2012. The decrease is due to increased general and administrative expenses, offset by the decreased management fees. For the respective sixth month periods, the daily overhead per vessel was $1,167 and $1,135.

Stock compensation expense

In the first six months of 2013, there was no stock compensation expense as the last outstanding RSUs vested in the second quarter of 2012. The compensation expense in the first six months of 2012 amounted to $0.2 million. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain/(loss) on sale of vessels

There were no sales of vessels in the first six months of 2013 and 2012.

Operating income/(loss)

Income from vessel operations was $8.6 million during the second quarter of 2013, compared to $10.1 million during the second quarter of 2012. During the first half of 2013, income from vessel operations was $18.3 million, compared to $11.1 million during the first half of 2012, representing a 64.7% increase.

Interest and finance costs

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Interest expense	10.3	13.4	20.6	25.2
Less: Interest capitalized	(0.3)	(0.3)	(1.1)	(0.6)

Interest expense, net	10.0	13.1	19.5	24.6
Interest swap cash settlements non-hedging	1.2	1.2	2.6	4.2
Bunkers swap cash settlements	(0.02)	(0.6)	(0.1)	(1.4)
Bank charges	0.01	0.1	0.1	0.1
Amortization of loan fees	0.2	0.2	0.5	0.5
Amortization of deferred loss on de-designated interest rate swap	0.2	0.4	0.4	0.7
Change in fair value of non-hedging interest rate swaps	(1.6)	(0.2)	(3.4)	(3.5)
Change in fair value of non-hedging bunker swaps	0.4	1.9	0.4	1.2

Net total	10.4	16.1	20.0	26.4

Interest and finance costs were $10.4 million for the second quarter of 2013, compared to $16.1 million for the quarter ended June 30, 2012, a 35.5% decrease. Loan interest (excluding the impact of interest rate swaps) in the second quarter 2013 increased by 17.3% to $8.7 million from $7.4 million in the second quarter of 2012. The average balance of outstanding debt was approximately $1,448 million for the second quarter of 2013 compared to $1,491 million for the previous year’s second quarter and the average loan interest rate increased to 2.4% from 2.0% during the second quarter of 2012. The increase in loan interest is mainly due to the increased margins agreed with the lending banks following waivers for certain loan covenants obtained in April 2013, effective from December 31, 2012. Interest paid on hedging and non-hedging interest rate swaps amounted to $3.6 million in the second quarter 2013 compared to $7.2 million in the second quarter of 2012, due to the expiry of seven interest rate swaps since the second quarter of 2012. As a result, the average all-in loan finance cost in the second quarter of 2013, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 3.1% compared to 3.9% in the previous year’s second quarter.

For the six months ended June 30, 2013, interest and finance costs were $20.0 million compared to $26.4 million for the six months ended June 30, 2012, a 24.2% decrease. Loan interest increased to $17.5 million in the six months ended June 30, 2013 from $14.5 million in the six months ended June 30, 2012 due the margin increases discussed above. However, interest paid on hedging and non-hedging swaps decreased to $5.5 million in the six months ended June 30, 2013 from $14.9 million in the prior year first six months due to the expiry of seven swaps in the second half of 2012.

There was a non-cash positive net movement of $1.6 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2013, compared to a positive movement of $0.2 million in the second quarter of 2012. In the six months ended June 30, 2013, there was a positive movement of $3.4 million compared to a positive movement of $3.5 million for the first six months of 2012. In addition, amortization of a deferred loss on a swap which became ineffective during 2010 and was de-designated as a non-hedging swap amounted to $0.2 million in the second quarter of 2013 and $0.4 million in the second quarter of 2012. In the first half of 2013 amortization of deferred loss on the de-designated swap amounted to $0.4 million compared to $0.7 million in the first six months of 2012.

Also in the second quarter of 2013, there was a negative non-cash movement of $0.4 million on bunkers swaps, which do not qualify as hedging instruments, and an actual receipt of $0.02 million on these swaps. In the second quarter of 2012, there was a negative movement of $1.9 million on these swaps and $0.6 million of cash was received. For the six months to June 30, 2013, cash received amounted to $0.1 million ($1.4 million in the corresponding 2012 period) and valuation movements amounted to a negative $0.4 million compared to an also negative $1.2 million in the first six months of 2012.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In both the second quarters of 2013 and 2012, capitalized interest was $0.3 million. For the first six months of

2013 and 2012, capitalized interest was $1.1 million and $0.6 million, respectively. The increase is due to the large installments made on the two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 which were delivered in the first and second quarter of 2013 respectively.

Amortization of loan expenses amounted to $0.2 million in both the second quarters of 2013 and 2012.

Interest income

Total income derived from bank deposits was $0.1 million during the second quarter of 2013 and $0.4 million during the quarter ended June 30, 2012. For the six month periods, 2013 and 2012, $0.2 million and $0.9 million were earned respectively, the decreases being mainly due to the drop in average cash balances between the relevant periods.

Net income attributable to the non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Loss attributable to the non-controlling interest in the second quarter of 2013 amounted to $0.8 million compared to income of $0.04 million in the second quarter of 2012. For the six months ended June 30, 2013, loss attributable to the non-controlling interest amounted to $0.7 million compared to $0.1 million income in the first six months of 2012. The loss in the three and six month periods of 2013 is attributed to the scheduled special survey of Maya within the second quarter of 2013 and the beginning of the special survey of Inca which finished in the third quarter of 2013.

Net loss attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2013 was $1.5 million, or $0.04 per diluted share, versus a net loss of $5.7 million, or $0.10 per diluted share, for the quarter ended June 30, 2012. The net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2013 was $0.5 million, or $0.02 per diluted share, taking into account the cumulative, non declared, as of June 30, 2013, dividend of $0.6 million on our preferred stock versus $14.5 million net loss, or $0.29 per diluted share, for the six months ended June 30, 2012.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2013 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout the remainder of 2013, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2014, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to timely service our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) has turned to a negative of $56.1 million at June 30, 2013, compared to a positive of $15.8 million as at June 30, 2012. Non-restricted cash balances at June 30, 2013 were $141.1 million compared to $212.7 million at June 30, 2012.

Net cash provided by operating activities was $32.8 million in the quarter ended June 30, 2013, compared to $16.4 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $72.6 million in 2013, compared to $34.6 million in the first six months of 2012.

Expenditure incurred for dry-dockings and special survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2013, an amount of $1.7 million was paid on the dry-docking of Selecao, Maya and Inca, while payments of $1.0 million were made on the drydockings of Aegeas and Byzantion, in the second quarter of 2012. For the six months periods, $2.8 million was paid in 2013 compared to $4.6 million in the previous year’s first six months.

Net cash used in investing activities was $69.0 million for the quarter ended June 30, 2013, and $1.6 million for the quarter ended June 30, 2012. In the second quarter of 2013, net funds for acquisitions and improvements on existing vessels amounted to $53.2 million relating to the acquisition of Brasil 2014, while $1.0 million was paid in the prior second quarter of 2012, relating to improvements on existing vessels. Another $49.3 million was paid in the first quarter of 2013 for the acquisition of Rio 2016 and $1.8 million was paid in the first half of 2013 for additions and improvements to existing vessels.

In the second quarter of 2013, advances for vessels under construction amounted to $15.9 million compared to $0.6 million in the second quarter of 2012. For the six month period, such advances amounted to $20.6 million in 2013 and $1.0 million in 2012. There was one LNG carrier on order as at June 30, 2013 and three vessels on order as at June 30, 2012. The contract for the LNG has been renegotiated in terms of specifications and timing. Its expected delivery will be in the first quarter of 2016 and its final purchase price has yet to be determined and will reflect the agreed-upon changes in its specifications. In the first six months of 2013, we had made progress payments of $15.5 million. There is no further installment due in 2013. The schedule for the remaining payments is dependent on whether we exercise by October 31, 2013 an option we have with the shipyard for the construction of an additional LNG carrier with expected delivery in 2016. At June 30, 2013 there is also an order for a shuttle tanker which is currently being renegotiated, with the shuttle tanker being cancelled and two alternative vessels being considered instead. The final aggregate contract price for the alternative constructions is expected to be similar to the original contract price of $88.0 million for the cancelled shuttle tanker. A first installment of $4.5 million has been paid in the first quarter of 2013 and this amount will remain as the first installment of whatever new constructions are decided upon. The remainder of the installment schedule has yet to be determined.

Net cash provided by financing activities was $44.9 million in the quarter ended June 30, 2013, compared to $12.3 million during the quarter ended June 30, 2012. Net cash provided by financing activities was $51.5 million in the six months ended June 30, 2013, compared to $4.8 million during the six months ended June 30, 2012. In the second quarter of 2013, $46.0 million of new debt was drawn down for the acquisition of the DP2 shuttle tanker Brasil 2014, while no new debt was drawn down in the second quarter of 2012. Payments of long term debt amounted to $44.1 million in the second quarter of 2013, while in the second quarter of 2012 there were scheduled loan repayments of $32.1 million and an $8.1 million pre-payment in relation to a waiver obtained for non-compliance with the leverage ratio on a subsidiary’s loans.

On May 2, 2013, the Company completed an offering of 2,000,000 of 8% cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $48.3 million. The Company plans to use the net proceeds of the offering for general corporate purposes, which may include making vessel acquisitions or investments. The Company paid its first dividend of $0.9 million on those shares on July 30, 2013.

Total debt outstanding increased slightly from $1,437 million at the beginning of the second quarter of 2013 to $1,439 million at the end of the quarter. The debt to capital (equity plus debt) ratio was 59.7% at June 30, 2013 (or 57.0% on a net of cash basis). In the second quarter of 2013 a new interest rate swap has been arranged as a cash flow hedge for the future cash flows related to one of its term bank loans. The new swap will be effective from March 2015. Interest rate swap coverage on outstanding loans at June 30, 2013 was approximately 23.9%.

Quarterly dividends of $0.05 per common share were paid on June 5, 2013 amounting to $2.8 million. On May 24, 2013, the Company declared a $0.05 per common share dividend payable on September 12, 2013 to common stockholders of record on September 9, 2013. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.